Filed by First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a‑12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc.

(Commission File No. 0‑10967)

Set forth below is a letter to stockholders of Bridgeview Bancorp, Inc. in connection with the proposed merger between First Midwest Bancorp, Inc. and Bridgeview Bancorp, Inc.

December 10, 2018

Dear Fellow Stockholder:

I am pleased to share some exciting news for our company. On December 6th, we announced that we entered into a definitive agreement to merge Bridgeview Bancorp, Inc. (“Bridgeview”) with First Midwest Bancorp, Inc. (“First Midwest”). Bridgeview Bank will also merge with First Midwest Bank. A copy of the press release is attached.

First Midwest is a high quality, well-managed and financially sound company with long-standing, deep roots across the Chicagoland area. It is one of the largest independent banks both in Chicago and in the Midwest and has served its communities for more than 75 years.  Like Bridgeview, First Midwest shares our commitment to relationship-based banking and personalized customer service.

Under the terms of the merger agreement, which was unanimously approved by the boards of directors of each company, Bridgeview stockholders will receive consideration consisting of First Midwest common stock and cash. You will receive 0.2767 shares of First Midwest common stock, plus $1.79 in cash, in exchange for each share of your Bridgeview common stock. The stock portion of the consideration is fixed. The cash consideration is subject to adjustment and may be increased or decreased as set forth in the merger agreement. Based on the December 4, 2018 closing stock price of First Midwest common stock of $22.03,  the total per share consideration value equates to $7.89.  The final value you receive upon completion of the merger will fluctuate depending on changes to First Midwest’s stock price and the adjustments set forth in the merger agreement.

First Midwest’s common  stock has been publicly traded on Nasdaq for over 35 years under the symbol FMBI. The stock has paid a cash dividend every quarter since First Midwest was founded, with the quarterly cash dividend currently at $0.12 per share.

A complete description of the transaction, including additional details regarding the calculation of the merger consideration, will be provided in proxy materials that will be sent to you in a few months. A special meeting of Bridgeview stockholders will be held following the delivery of the proxy materials where we will seek your approval of the transaction.

This is truly an exciting time for Bridgeview as we partner with First Midwest.

Please free feel to contact me with any questions you may have regarding this merger. As always, thank you for your continued support.

Sincerely,

Peter Haleas

Chairman

Bridgeview Bancorp, Inc.

Forward-Looking Statements

Certain statements made herein may constitute “forward-looking statements.”  Forward-looking statements are not historical facts or guarantees of future performance or outcomes, but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. Forward-looking statements are subject to certain risks, uncertainties and assumptions, including those identified under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest’s  annual report on Form 10‑K for the year ended December 31, 2017, as well as First Midwest’s subsequent filings made with the Securities and Exchange Commission (the “SEC”).  Forward-looking statements are made only as of the date hereof and First Midwest undertakes no obligation to update any forward-looking statements to reflect new information or events or conditions after the date hereof.

Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger of First Midwest and Bridgeview, First Midwest will file a registration statement on Form S‑4 with the SEC.  The registration statement will include a proxy statement of Bridgeview, which also will constitute a prospectus of First Midwest, that will be sent to Bridgeview stockholders.  Investors and stockholders are advised to read the registration statement and proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, Bridgeview and the proposed transaction.  When filed, this document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.”  Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631 or by calling (708) 831‑7483, or from Bridgeview upon written request to Bridgeview Bancorp, Inc., Attn: William L. Conaghan, President and Chief Executive Officer, 4753 North Broadway,  Chicago, Illinois 60640 or by calling (773) 989‑5728.

Participants in this Transaction

First Midwest, Bridgeview and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Bridgeview stockholders in connection with the proposed transaction.  Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.  Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest’s definitive proxy statement relating to its 2018 Annual Meeting of Stockholders filed with the SEC on April 11, 2018 and First Midwest’s annual report on Form 10‑K for the year ended December 31, 2017 filed with the SEC on February 28, 2018.  The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.